Sede legale: Piazza degli Affari, 2 - 20123 Milano

January 22, 2007

Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Telecom Italia S.p.A.
Form 20-F for Fiscal Year ended December 31, 2005
Filed May 19, 2006

File No. 1-13882

Dear Mr. Spirgel:

     Thank you very much for your letter dated December 21, 2006, setting forth further comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2005, (the “2005 Form 20-F”) of Telecom Italia S.p.A. (“Telecom Italia”, also referred to in this letter as “we”).

     Our responses to the Staff’s comments in your letter of December 21, 2006 on the 2005 Form 20-F are set forth below. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in bold face text. Our response follows each comment.

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Form 20-F for Fiscal Year Ended December 31, 2005

Consolidated Statements of Cash Flows for the Years Ended December 31, 2004 and 2005, page F-8.

1.	We are still considering your response to prior comment 3.

Response:

We understand that you are considering our prior response and will confirm in future correspondence whether you have any further comments on this topic.

Note 3 - Accounting Policies, page F-13

Inventory, page F-21

2.	Tell us your accounting policy for determining the value of mobile handset inventory. To the extent you have a practice of selling these handsets at an amount that is less than cost, tell us whether you recognize this loss through the valuation of inventory or whether you postpone the recognition of the loss until the handset is sold. Please refer to the applicable literature under IFRS that supports your accounting policy. In addition, tell us your policy under US GAAP and how you considered any differences in your US GAAP reconciliation.

Response:

Like most mobile telecommunications operators, the sale of handsets to subscribers is an integral part of our business and the competitive nature of our markets, at times, necessitates promotional activities as an incentive to new or existing customers, including the sale of handsets below cost. Normally, even when such promotional activities are launched, the same handset model is contemporaneously marketed with and without sales subsidies.

We account for inventory in accordance with paragraph 9 of “IAS 2 – Inventories”: mobile handset inventory is valued at the lower of cost and net realizable value which requires the write down of handsets in inventory in cases where net realizable value is below cost. IAS 2 defines Net realizable value as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

In determining the net realizable value, we first refer to the subscriber list price of our products on an individual product basis. Where cost is higher than list price, the inventory is written down. Based on such analysis, write downs of €4 million and €7 million were recorded at December 31, 2005 and 2004, respectively.

If there is evidence (on the basis of analysis and statistics provided by our marketing department) of an active market for the products without the sales subsidy, resulting in a realizable value greater than cost, no loss provision is made; however, if these same products are sold with sales subsidies, the related losses are recognized on sale of the handset.

We believe that this treatment complies with paragraph 30 of IAS 2 which requires that estimates of net realizable value be based on the most reliable evidence available at the time the estimates are made, taking into consideration local market conditions.

We believe our accounting policy also complies with US GAAP. Paragraph 4 of Chapter 4 of Accounting Research Bulletin No. 43, Restatement and Revision of Accounting Research Bulletins as amended by FASB Statement No. 151, Inventory Costs, An Amendment of ARB No. 43, Chapter 4 (ARB 43) states: “In accounting for the goods in the inventory at any point of time, the major objective is the matching of appropriate costs against revenues in order that there may be a proper determination of the realized income. Thus, the inventory at any given date is the balance of costs applicable to goods on hand remaining after the matching of absorbed costs with concurrent revenues. This balance is appropriately carried to future periods provided it does not exceed an amount properly chargeable against the revenues expected to be obtained from ultimate disposition of the goods carried forward.”

Consequently, we have not identified any differences in our US GAAP reconciliation.

Note 6 – Goodwill and Other Intangible Assets with an Indefinite Life, page F-33

3.	We note your response to prior comment 7, in which you describe your methodology to remove the benefits of the new investments you intend to make over seven years. Your methodology assumes that all of your costs are variable and that their fluctuation is directly proportional to an increase in subscribers, which appears unlikely due to the nature of your operations and the significant network investments which are required. Therefore, it does not appear appropriate to us to apply a simple percentage, based on the ratio of existing to expected customers, to the forecasted cash-flows and terminal value in order to isolate the cash flows attributable to the existing customers. Tell us how you considered the limitations of this methodology and tell us whether the results of your impairment test differ if you perform a more specific calculation of forecasted future cash flows and terminal value.

Response:

When we conducted our impairment test, given the inherent limitations in any internally generated valuation, we looked to other available sources of information to support our conclusion that there was no impairment. In particular, as stated on page F-36 of our

2005 Form 20-F, reference to multiples of comparable companies showed a fair value significantly higher than the result of our internal valuation.

We estimated the fair value less costs to sell of the Cash Generating Unit (“CGU”) Liberty Surf Group (“LSG”) based on multiples (Enterprise Value (“EV”) / Sales adjusted for EBITDA margin) derived from six European comparable listed companies (Iliad, Fastweb, Tiscali, QSC, United Internet and Telenet Group). Such estimates, at the time, confirmed that LSG’s value in use described in detail in our prior response letter did not exceed the amount that a market participant would recognize for LSG.

Although this evidence described above could be considered to be sufficiently persuasive of the absence of impairment indicators, we considered it most appropriate to adhere to the requirement of “IAS 36 – Impairment of assets” and prepare a detailed analysis of the value in use of the Cash Generating Unit (“CGU”) as described in our prior response letter.

As discussed in our response to prior comment 7, we acquired LSG in order to expand our presence in the broadband market in France to benefit from the significant growth recently experienced in this market. Following the acquisition of LSG, given the increase in our presence in the French broadband market, our business plan foresees significant investments which should allow us to extend network coverage, increase our customer base and consequently obtain a higher ARPU (average revenues per user) through the launch of new services and offers.

Our business in France is still in start-up phase and our seven year strategic plan foresees a customer base of approximately 3.5 million customers in 2012 compared to slightly less than 1 million customers as of December 31, 2005.

In order to achieve such objectives, during 2005 we had already made a number of investments in the organizational structure in France (integration of the assets with our existing operations, hiring of new personnel, replacement of information systems, addition of call centers) to create the basis for LSG to be able to manage the expected higher number of customers. As a result, as of December 31, 2005 we had already increased our operating costs beyond existing capacity needs in anticipation of the growth in the subscriber base. This disproportion between the operating costs and the assets employed at the same date is the basis of our interpretation of paragraph 44 b) of IAS 36 and, in our opinion, supports the use of the “proportional” method for our impairment test, allowing us to address such inconsistencies.

We believe that the requirement of IAS 36 to estimate the value in use of the CGU in its current conditions, without considering the expected growth in the business, requires us also to “reconsider” the structure of our operating costs. Therefore, in determining the value in use of LSG we took into account only those operating costs necessary to serve the existing customer base as of December 31, 2005.

In order to estimate the value in use of the CGU, we used the 2006-2012 Business Plan which reflects the growth strategy described above. The preparation of different forecasted future cash flows would have required us to reconsider our business model. By using a proportional method (based on the number of clients), we believe we were able to eliminate some of the inherent inconsistencies between our current business model and an abstract business plan.

As requested by the Staff, we have performed further analysis, different from the proportional method, in order to isolate the forecasted cash flows attributable to the assets in place as of December 31, 2005. Such criteria are essentially based on the assumption of increasing our customer base only in the areas already covered by our existing network as of December 31, 2005, without assuming the introduction of new services, and consequently estimating that the network investments required would be lower than the investments foreseen in the 2006-2012 Business Plan. We have prepared two different valuations with these assumptions, as follows:

  In the first one, we have maintained the proportional criterion with regards to the operating costs, due to the above mentioned disproportion between operating costs and customer base. The value in use of LSG is higher than the original calculation.

  In the second valuation we limited the use of the proportional criterion to a part (although the main part) of advertising and marketing costs only, while the other operating costs have been assumed fixed and constant through the year 2012: also in this case the value in use is higher than the original calculation.

Although there may be limitations in the valuation model chosen, at the time of preparation of our financial statements, there was no substantive evidence to suggest that the assumptions used resulted in a value of the business in excess of what a willing buyer would pay for the business at the time, as substantiated by external sources of information (multiples). In fact, the combination of assumptions adopted in the proportional method resulted in a more conservative valuation of the CGU.

Note 10 – Deferred Tax Assets and Reserve for Deferred Taxes, page F-46

4.	We note your response to prior comment 10. For US GAAP reporting, please disclose the total of all deferred tax assets and the total valuation allowance, as well as the net change during the year in the valuation allowance, as required by paragraph 43 of SFAS 109.

Response:

Below is the detail of gross deferred tax assets and liabilities, and the total valuation allowance under US GAAP, as well as the net changes in the valuation allowance during the year. We will include the disclosure of similar information within the reconciliation footnote in our future filings.

	As of December 31,
	2004	2005
	(millions of Euro)
Total deferred tax assets – gross	6,005	4,500
Total valuation allowance	(1,459)	(1,850)

Total deferred tax assets	4,546	2,650
Total deferred tax liabilities	(5,819)	(7,810)

Total net deferred taxes	(1,273)	(5,160)

Valuation allowance – beginning of year	2,223	1,459
Provision/(benefit)	(842)	324
Other additions/(deductions)	78	67

Valuation allowance – end of year	1,459	1,850

Note 43 – Reconciliation of IFRS As Adopted by the EU to US GAAP, page F-164

2. Purchase Method of Accounting for Other Transactions Occurred After the Adoption of IFRS, page F-166

5.	We note your response to prior comment 18. In order for us to evaluate your response and your accounting treatment under both IFRS and US GAAP, please provide us with a more detailed description of the transaction and address the following items:

  Clarify for us the ownership structure of these entities by providing us with a diagram depicting your ownership interest before and after the transaction.

  Describe for us in more detail the transactions discussed at page F-29 and clarify how your acquisition of interests in ISM S.r.l., Finanziaria Web, Nuova Tin.it and Virgilio relates to this transaction. You may wish to include these entities in the diagram discussed above. In addition, clarify how you accounted for these acquisitions under IFRS and US GAAP.

  Tell us why you accounted for the transaction as a movement of equity under IFRS, in light of your view that the acquisition represents the purchase of minority interest. Clarify why your accounting treatment under IFRS differs from your accounting treatment of your acquisition of the minority interest in TIM, as you discussed in your response to prior comment 17.

Response:

On June 1, 2005 we acquired the internet business (“the Internet Transaction”) held by our 61.5% subsidiary Telecom Italia Media (“TI Media”), a public company listed in Italy, as follows:

  the Internet Service Provider “Tin.it”, for cash consideration of €880 million. Before the transaction became effective, TI Media spun-off the Internet Service Provider business to Nuova Tin.it S.r.l., a wholly-owned subsidiary of TI Media. Following the spin off, Nuova Tin.it S.r.l.’s net assets consisted solely of the Internet business;

  the 60% interest held by TI Media in Finanziaria Web, a holding company whose only asset was a 66% interest in Matrix (the “Virgilio” internet portal), plus the 0.7% direct interest in Matrix, for cash consideration of €70 million. The remaining 40% interest in Finanziaria Web and 33.3% interest in Matrix were already owned by us through our 100% subsidiary ISM S.r.l..

Before the Internet Transaction our ownership interest in Nuova Tin.it S.r.l., Finanziaria Web and Matrix was 61.5%, 76.9% and 84.5%, respectively.

The following diagrams show our ownership interests in the above mentioned entities before and after the Internet Transaction:

Ownership interests before the Transaction

Ownership interests after the Transaction

IFRS Accounting Treatment

Under IFRS, we considered the acquisition as a transaction between shareholders’ (e.g. “entities under common control”); the difference between the purchase price and the minority interest carrying value, amounting to €364 million, has been recorded as a reduction of the Group equity reserves (with a corresponding increase in minority reserves).

Such accounting derives from the following considerations:

  IFRS do not address the accounting treatment for acquisition of minority interests in a subsidiary or for transactions between entities under common control (scoped-out from IFRS 3);

  Minority shareholders have not been party to the transaction; the transaction has been agreed by the two Boards of Directors and no cash consideration has been paid directly to minorities: the €950 million cash has been paid to TI Media and, as such, it remains among the Telecom Italia Group assets;

  The gain on disposal realized at TI Media level should be eliminated in the consolidated financial statements of the Group. Paragraph 24 of IAS 27 requires that “Intragroup balances, transactions, income and expenses shall be eliminated in full”. Therefore, the transaction has no profit or loss effects at Group level.

  However, Paragraph 4 of IAS 27 defines minority interest as follows: “Minority interest is that portion of the profit or loss and net assets of a subsidiary attributable to equity interests that are not owned, directly or indirectly through subsidiaries, by the parent.” Paragraph 22.c of IAS 27 provides for the following: “(c) minority interests in the net assets of consolidated subsidiaries are identified separately from the parent shareholders’ equity in them. Minority interests in the net assets consist of: (i) the amount of those minority interests at the date of the original combination calculated in accordance with IFRS 3; and (ii) the minority’s share of changes in equity since the date of the combination.” Therefore, our accounting reflects the deemed capital infusion attributable to the minority interest in the amount of their share of the €950 million cash received by TI Media with a corresponding reduction in the Group equity reserves.

  The transaction did not involve any direct exchange of shares and cash between us and the minority shareholders of TI Media.

As noted by the Staff, under IFRS we accounted for other minority interest acquisitions that occurred in 2005 (e.g. the acquisition of all the minorities in TIM) according to the “Parent entity extension method”: the entire difference between the cost of acquisition and the minority interest acquired has been reflected as goodwill.

However, as discussed in our response to prior comment 17, we believe the “Entity concept method” (the entire difference between the cost of acquisition and the minority interest acquired being reflected as an equity transaction) is an acceptable alternative in accounting for the acquisition of minority interests under IFRS.

We believe that, for the reasons outlined above (and in particular that (i) the minority shareholders have not been party to the transaction and (ii) the TI Media gain has to be fully eliminated in consolidation), the application of the Entity concept method better represents the Internet Transaction.

The application of the Parent entity extension method would have resulted in the recognition of goodwill without any consideration having been directly paid to the minorities. In our view, this would represent (at consolidated level) internally generated goodwill. Moreover, we consider that the application of the Entity concept approach does not represent a departure from the requirement of “consistent application” of the conceptual approach adopted for the accounting of the acquisition of minority interests, due to the “common control” nature of the transaction. All the other minority acquisitions which have been accounted for using the Parent Entity extension method involved directly buying out the shares held by minorities (through cash and shares). In this case, as outlined above, no resources have been paid out of the Group.

Based on the above (and also on the basis of IAS 27, being the specific transaction scoped out by IFRS 3), we elected to account for the Internet Transaction at carrying values.

US GAAP Accounting Treatment

As stated in our response to prior comment 18, for US GAAP purposes we concluded that, since the transaction resulted in the indirect purchase of the minority interests of Nuova Tin.it and Matrix, we were required to apply the purchase method of accounting, and specifically the guidance of paragraphs A5 – A7 of SFAS 141. As such, the excess of the purchase price over the share of net assets acquired of Nuova Tin.it and Matrix was allocated, among other things, to brand name, customer list and other intangibles for a total amount of approximately €285 million and to goodwill for approximately €83 million.

Such conclusion derives primarily from our view that the IFRS accounting treatment is not permissible under US GAAP, where non-controlling interests are not part of the equity. As such, under US GAAP the only way to account for TI Media non-controlling shareholders having an interest in a different asset (€950 million of cash instead of the Internet business’s net assets) is to apply step-up accounting.

Note 44 – Condensed Consolidated US GAAP Financial Statements, page F-170

Condensed Consolidated Statements of Operations in Accordance with US GAAP for the Years Ended December 31, 2004 and 2005

6.	We note your response to prior comment 20, where you state that you are not required to present US GAAP condensed consolidated financial statements under Item 18 of an annual report on Form 20-F. While we acknowledge that such condensed information is not explicitly required by the Form 20-F, we continue to believe that you are required to present information that illustrates the components of your operating expenses under US GAAP by function. Item 17(b) of Form 20-F states that “The financial statements shall disclose an information content substantially similar to financial statements that comply with U.S. generally accepted accounting principles and Regulation S-X”. Item 18(b) of Form 20-F states that you must disclose “all other information required by U.S. generally accepted accounting principles and Regulation S-X”. Therefore, we believe that this requirement includes compliance with Rule 5-03 of Regulation S-X, which specifies that the income statement should be presented using a functional format. You have presented operating expenses under US GAAP as one line item in your Condensed Consolidated Statements of Operations in Accordance with U.S. GAAP on page F-171. As a result, we believe you should expand this line item to present the captions “costs of revenues”, or “costs of revenues (exclusive of depreciation and amortization shown separately below)”, with a separate line item for “depreciation and amortization”, “selling, general and administrative expenses”, and any other material items that should be stated separately, such as gains/losses on disposals of assets or impairment charges. Please revise your presentation prospectively in future filings.

Response:

Telecom Italia reports its operating expenses by nature, in compliance with IFRS requirements. Although we believe that our business is best understood with such classification, your comment above indicates the need for us to illustrate the components of our operating expenses under US GAAP by function. We would note that substantially all of our European peer group, including other SEC registrants, report operating expenses by nature in their primary IFRS financial statements. In order to comply with your request to revise our presentation of operating expenses using a functional format and thus be in compliance with Rule 5-03 of Regulation S-X, we propose to include the following information in our future filings:

  Condensed Consolidated Statements of Operations in accordance with US GAAP for the three most recent fiscal years. We will continue to show our Condensed Consolidated Statements of Operations in accordance with U.S. GAAP, with our

  2006 Form 20-F showing three years. Our presentation would not change and we will continue to present “operating expenses” in one line item.

  Additional US GAAP disclosure-operating expenses classification by function. In order to address the Staff’s comment, we would add a note to the US GAAP reconciliation section of our financial statements following the Condensed Consolidated Statements of Operations showing (subject to the exception for personnel costs) our operating expenses classified by function. This additional footnote would present the detail of the Total Operating Expenses line item in our Condensed Consolidated Statements of Operations in Accordance with US GAAP under the cost of sales method. The following table illustrates how we propose to present our operating expenses classified by function.
Year ended
December 31, 2006
US GAAP
(millions of Euro)
Cost of revenues (services and sales) (*)	•
Selling, general and administrative expenses (*)	•
Personnel costs	•
Depreciation and amortization	•
Gains/losses on disposals of non-current assets	•
Impairment losses on non-current assets	•
Other (if any)	•

Total operating expenses	•

(*) Exclusive of Personnel costs and Depreciation and amortization.

Please note that we are not able to present our personnel costs by function, as Telecom Italia’s systems as well as all the group companies’ systems only collect and process personnel cost by nature. The group does not maintain payroll and other personnel costs in a manner which allows us to systematically allocate either personnel costs or numbers of employees by function. Based on our assessment of the internal reporting systems it would be extremely costly and very labor intensive to change our systems group-wide to obtain personnel cost data split by function. Although an estimated allocation of the cost by function could be carried out, such an estimation would affect the reliability of the data. Thus, we respectfully propose to disclose our personnel cost as a single line-item, by nature, as shown in our primary financial statements and the above table.

We note that your request is to revise our presentation prospectively in future filings. As we have not previously collected the expense information by function we would include the revised presentation described above in our Form 20-F for the year ended December

31, 2006 as requested but for the year ended December 31, 2006 only, as we are not able to reclassify reliably our operating expenses for prior years. We will, however, include operating expenses under US GAAP classified by function for the two most recent fiscal years in our filings after December 31, 2007 and for the three most recent fiscal years in our filings after December 31, 2008.

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  Telecom Italia acknowledges that:

  Telecom Italia is responsible for the adequacy and accuracy of disclosure in the filings;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  Telecom Italia may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We would like to express our appreciation for your cooperation in these matters and are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact our counsel, Jeffrey M. Oakes, at 011-44-20-7418-1386 (fax: 011-44-20-7710-4886) or Simona Spazzini, at 011-44-20-7418-1328 (fax: 011-44-20-7710 4828). Any further questions or comments should be sent directly to Mr. Oakes and Ms. Spazzini as well as the undersigned.

Very truly yours,

/s/ Enrico Parazzini

Enrico Parazzini
Chief Financial Officer

cc:	Jeffrey M. Oakes
Davis Polk & Wardwell

Simona Spazzini
Davis Polk & Wardwell

Nadia Locati
Reconta Ernst & Young S.p.A.

Margy Coll
Reconta Ernst & Young S.p.A.